

ALL AMERICAN GUNSLINGERS

Your Rights. Your Safety. Your Freedom.

DISCLAIMER

FORWARD-LOOKING STATEMENTS Certain information set forth in this document contains "forward-looking information". Except for statements of historical fact, the information contained herein constitutes forward-looking statements.   These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements.   Although forward-looking statements contained in this plan are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

If you are considering supporting All American Gunslingers, Inc, review all the information on the offering site at https://app.follacapital.com/offering/aag

MEET THE TEAM

Our team is what makes us tick. Our cross-functional expertise, diverse, relevant experiences in the military, and formal training in firearms among the team provide the basis for managing the business.



Sarek Goldsmith

Treasurer

Director of Retail Operations



Joe Bitz

President

Director of Training



Cody Klein

Secretary

Director of Gunsmith Operations



Raymond Kraus

Vice-President

Director of Range Operations



EXECUTIVE SUMMARY

Market

We operate a retail firearms store, a firing range, and offer onsite gunsmithing services in New Port Richey, FL

Team

Our management team includes two former Marines - one a firearms instructor - and expert gunsmiths.

Financial

See a summary of our financial projections as part of this presentation, and a detailed complete set of financial projections in our offering documents.

Our Goal

Our goal is to raise up to **$1.25M** from the community to ramp up our business. We're offering this through the Securities Act of 1933's Reg CF Exemption, which is a fairly new exemption that allows anyone in the community to invest in a private business.

We're offering our community the opportunity to invest in our business and share in our success with a potential **1.7x** financial return on your investment - plus perks!

SOURCES OF REVENUE

Products and Services











Range	Retail	Training/instruction	Events	Gunsmith Services
Range lanes are accessible to the public 70 hours per week.	Handguns, long guns, ammunition, accessories, and branded apparel.	Skilled and experienced trainers utilizing next-generation technology to set the standard for comprehensive firearm training.	Our classrooms also serve as event spaces and meeting rooms.	Skilled and experienced gunsmiths offer added convenience for customers seeking to modify or repair their firearms.

Within a **30-mile radius of 4321 US-19, New Port Richey, FL 34652,** the population age 18 and over is **1,906,930.** In this age bracket there are approximately:

Target Shooting:

- **83,987** *potential* **HANDGUN** target shooters
- **48,135** *potential* **SHOTGUN** target shooters
- **48,872** *potential* **RIFLE** target shooters
- **32,479** *potential* **AIRGUN** target shooters
- **43,913** *potential* **ARCHERY** target shooters

Hunting:

- **34,168** *potential* **HUNTERS** (using firearms)
- **11,631** *potential* **MUZZLELOADERS**
- **20,863** *potential* **BOW HUNTERS**

Other:

- **46,430** *potential* **PAINTBALL** participants

THERE ARE FEW SHOOTING RANGES IN THE AREA.





TIMELINE

- Company founded 4/27/23
- Lease signed & equipment obtained
  11/13/23
- Receive ATF approval
  2/24/24
- Receive County approval
  5/2/24
- Soft opening
  Week of 5/2/24
- Continuous Operations

RANGE/RENTALS

- ## 14 lanes
  There are 14 lanes available for shooting practice at 25 yards.

- ## Automated target retrieval
  The range has automated target retrieval systems for convenience.

- ## Temperature controlled
  The range maintains a constant 71 degree temperature through HVAC systems.

- ## $17/hour lane rental
  It costs $17 per hour to rent a lane at the range.

- ## $10 guest fee
  There is an additional $10 guest fee to bring non-members to the range.

- ## Recycle brass and lead
  The range recycles used brass casings and lead bullets for sustainability.

MEMBERSHIPS

Individual packages offer discounts and benefits.

	Basic Individual	Standard Individual	Advanced Individual
Initiation	$30	$50	$70
Monthly dues	$30	$50	$70
Lane reservation advance	24 hours	One week	One week
Shooting fees discount	100%	100%	100%
Guest passes		Five annually	One per month
Other discounts		5% off ammunition and apparel	10% off ammunition and apparel, 5% off optics

RETAIL SPACE

The 750 square foot retail space has an initial inventory valued at $150,000. Handguns and ammunition are top selling products, contributing 24% and 45% of total sales respectively.



FINANCIAL MODEL

Projections and Revenue Mix

Projections



Projected Revenue mix

